SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  October 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: October 31, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 31 October 2006 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

October 31, 2006	SYMBOL: VVV

VANNESSA ARRANGES $1,000,000 LOAN

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has borrowed $Cdn 1,000,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee will be paid by the Company to Exploram.  The loan is payable on demand after December 31, 2006 and is secured by a general security agreement over the Company's assets.  This loan is in addition to the $3,000,000 in loans obtained from Exploram in April and June 2006.

The proceeds from the loan will be used by the Company’s wholly owned subsidiary, Industrias Infinito S,A. (Infinito) to advance infrastructure construction and detailed engineering associated with the construction of the Crucitas mine in Costa Rica as well as to fund general corporate requirements.

The feasibility study on the Crucitas project, prepared by Micon International Ltd., is complete and a summary of the findings will be released following final review and approval by the Company.

Infinito is active in social and community programs in the Crucitas area including classes in computer technology and tailoring, the construction on a new school in the village of Crucitas and construction of a training facility in Coopevega, the largest of the communities near the mine.

In addition, Infinito has facilitated the organization of a local cooperative focusing on agricultural initiatives such as cheese making and pork.  The goal of this initiative is to diversify the local economy by helping with the organization of productive activities, utilizing local products and expertise, to bring more value added business to the region.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."